UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Archipelago Learning, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03956P102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03956P102

1	NAMES OF REPORTING PERSONS MHT-SI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		27,297

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,297

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,297

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*Based upon 26,349,790 shares of Common Stock issued and outstanding as of November 5, 2010.

Page 2 of 10 Pages

CUSIP No.	03956P102

1	NAMES OF REPORTING PERSONS MHT-SI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		27,787

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,787

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,787

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Based upon 26,349,790 shares of Common Stock issued and outstanding as of November 5, 2010.

Page 3 of 10 Pages

CUSIP No.	03956P102

1	NAMES OF REPORTING PERSONS Michael McGill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		87,373

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,373

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	87,373

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based upon 26,349,790 shares of Common Stock issued and outstanding as of November 5, 2010.

Page 4 of 10 Pages

CUSIP No.	03956P102

1	NAMES OF REPORTING PERSONS Shawn D. Terry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		84,796

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		84,796

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	84,796

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based upon 26,349,790 shares of Common Stock issued and outstanding as of November 5, 2010.

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Archipelago Learning, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3232 McKinney Avenue, Suite 400 Dallas, TX 75204

Item 2(a).	Name of Person Filing:

This statement is jointly filed by and on behalf of each of MHT-SI, L.P., MHT-SI GP, LLC, Michael McGill and Shawn D. Terry. MHT-SI GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, MHT-SI, L.P. Messrs. McGill and Terry are the control persons of, and may be deemed to beneficially own securities owned by, MHT-SI GP, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 2(b).	Address of Principal Business Office:

2000 McKinney Avenue, Suite 1200 Dallas, TX 75201

Item 2(c).	Citizenship:

See Item 4 on the cover page(s) hereto.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

03956P102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Page 6 of 10 Pages

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b) Percent of class: See Item 11 on the cover page(s) hereto.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Page 7 of 10 Pages

Item 5.	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

MHT-SI, L.P. is a party to a Voting Agreement, dated as of November 19, 2009, by and among Providence Equity Partners V L.P., Providence Equity Partners V-A, L.P. (together, the “Providence Parties”), David Muzzo, Cameron Chalmers and Archipelago Learning, Inc. The Voting Agreement contains provisions restricting the ability of David Muzzo, Cameron Chalmers and MHT-SI, L.P., (together, the “Other Parties”) to vote for directors other than those specified in the agreement with respect to 50% of their common stock, and the ability of the Providence Parties to vote for directors other than those specified in the agreement with respect to all of their common stock.

The Voting Agreement expired in accordance with its terms on May 17, 2010. All further filings with respect to the transactions in the common stock of Archipelago Learning, Inc. will be filed, if required, by MHT-SI, L.P., the Providence Parties and the Other Parties, in their individual capacities.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10 .	Certification:

Not applicable.

Page 8 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2011

MHT-SI, L.P. By: MHT-SI GP, LLC Its: General Partner

By:	/s/ Shawn D. Terry
Name:	Shawn D. Terry
Title:	Manager

MHT-SI GP, LLC
By:	/s/ Shawn D. Terry
Name:	Shawn D. Terry
Title:	Manager

MICHAEL McGILL
/s/ Michael McGill

SHAWN D. TERRY
/s/ Shawn D. Terry

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G relating to the common stock of the issuer filed February 16, 2010 by the reporting persons with the Securities and Exchange Commission)